UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Semiannual Period Ended June 30, 2016

FUNDRISE EQUITY REIT, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10504

Delaware	35-2536661
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1519 Connecticut Ave. NW, Suite 200 Washington, DC (Address of principal executive offices)	20036 (Zip Code)

(202) 584-0550
Registrant’s telephone number, including area code

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

An investment in our common shares involves substantial risks. You should carefully consider the risk factors in addition to the other information contained in our offering circular before purchasing shares. The occurrence of the stated risks might cause you to lose a significant part of your investment. The risks and uncertainties discussed in the offering circular are not the only ones we face, but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects and financial condition. Some statements in this semiannual report constitute forward-looking statements.

A.	Operating Results

Overview

Fundrise Equity REIT, LLC (“Company,” “we,” “our,” and “us”) is a Delaware limited liability company formed to originate, invest in, and manage a diversified portfolio of commercial real estate properties. We are externally managed by Fundrise Advisors, LLC, or our Manager, which is an investment adviser registered with the Securities and Exchange Commission (“SEC”), and a wholly-owned subsidiary of our sponsor, Rise Companies Corp., the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates an online investment platform www.fundrise.com.

As of September 15, 2016, we had raised total offering proceeds of approximately $40.4 million from settled subscriptions (including the $0.2 million received in the private placements to our sponsor and Fundrise, L.P., an affiliate of our sponsor, and had settled subscriptions in our Offering and private placements for an aggregate of 4.0 million of our common shares.

Results of Operations

On February 27, 2016, we commenced operations upon satisfying the $1.0 million minimum offering requirement (not including the $0.2 million received in the private placements our sponsor and Fundrise, L.P.). During the period from commencement to the June 30, 2016, the Company’s efforts have been generally focused on raising offering proceeds and investing those proceeds in real estate investments that align with the Company’s growth strategy. As such, revenues for the period from commencement to date has been focused on investing offering proceeds. We expect these investments to generate income to a greater extent in future periods.

Sources of Operating Revenues and Cash Flows

We generate operating revenues from net interest income on our unconsolidated joint ventures, as well as cash flow distributions and equity earnings from our investments in equity method investees. Our income is primarily derived through the difference between revenue and the cost at which we are able to finance our investments. We may also seek to acquire investments which generate attractive returns without any leverage.

For the six months ended June 30, 2016, we had net income of  approximately $35,000 compared to net income of $0 for the day ended June 30, 2015 (inception date to prior semiannual period end). The increase in net income over the comparable prior period was primarily due to the commencement of operations, specifically, earnings from equity method investments and interest income generated by investments during the operating period.

Revenue

The Company’s revenue is generally comprised of interest income and earnings from our equity investments. During the six months ended June 30, 2016, we earned interest income of approximately $31,000 from our investments. Additionally, during the six months ended June 30, 2016, we recorded equity earnings income of approximately $107,000 from our investments.

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Expenses

The Company’s expenses generally consist of general and administrative expenses incurred in the general management of the business and an asset management fee paid to our Manager. During the six months ended June 30, 2016, we incurred general and administrative expenses of approximately $43,000, which includes tax and professional fees, bank fees, organizational costs and other costs associated with operating our business. Additionally, during the six months ended June 30, 2016, asset management fees of $59,737 were incurred and due to the Manager. These fees were paid to the Manager in July 2016.

B.	Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources include net proceeds from our Offering, cash flow from operations, net proceeds from asset repayments and sales, and potential borrowings under credit facilities.

We are dependent upon the net proceeds from our Offering to conduct our operations. We plan to obtain the capital required to purchase and originate real estate-related investments and conduct our operations from the proceeds and from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. We have offered, are offering, and will continue to offer up to $50 million in our common shares in our Offering.

As of June 30, 2016, we had raised total offering proceeds of approximately $21.2 million from settled subscriptions (including the $0.2 million received in the private placements to our sponsor, and Fundrise, L.P., and had settled subscriptions in our Offering and private placements) for an aggregate of 2,121,583 of our common shares, with additional subscriptions for an aggregate of 451,479 common shares, representing additional potential offering proceeds of approximately $4.5 million, that have been accepted by us but not settled as of June 30, 2016. As of June 30, 2016, 2,878,417 of our common shares remained available for sale to the public under our Offering.

As of June 30, 2016, we had made three investments for $19.5 million and had $6.2 million in cash. In addition to our investments of $19.5 million, we had future funding commitments up to an additional $0.2 million related to one of our investments in equity method investees. We anticipate that proceeds from our Offering will provide sufficient liquidity to meet future funding commitments and costs of operations as of June 30, 2016.

If we are unable to fully raise $50.0 million in common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and the value of an investment in us will fluctuate with the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

Borrowings

Prior to the maturity of the promissory grid note on July 31, 2016, the Company and its Sponsor entered into an Amended and Restated Promissory Grid Note, whereby the interest rate was increased to 2.5% and the maturity date was extended to October 31, 2016. As of September 15, 2016, neither the Company nor its affiliate had drawn against the promissory grid note and neither had paid any interest to Rise Companies Corp.

Lending and Investment Activity

 Acquisition activity through September 15, 2016 is shown in the following chart refers to the total approximate amount funded by us (in thousands) for real estate assets. Committed amounts will differ.

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Investments in Real Estate Assets:	As of September 15, 2016
Balance at beginning of period	$—
Investments in Equity Method Investees	29,316
Real Estate Debt Investments	1,600
Balance as of September 15, 2016	$30,916

Cash Flows

The following table presents an abbreviated version of our statement of cash flows for the six months ended June 30, 2016 (in thousands):

Cash Flows	For the Six Months Ended June 30, 2016
Operating activities:	$(18)
Investing activities:	(19,494)
Financing activities:	25,760
Net increase (decrease) in cash and cash equivalents	$6,248
Cash and cash equivalents, beginning of period	—
Cash and cash equivalents, end of period	$6,248

Net cash used in operating activities was approximately $18,000 related to interest income and earnings in equity method investees generated from our new investments, offset by general and administrative expenses.

Net cash used in investing activities was approximately $19.5 million related to the acquisition of three new investments.

Net cash provided by financing activities was approximately $25.8 million related to net proceeds from the issuance of common shares through our Offering and from proceeds from equity subscriptions that had not yet settled by June 30, 2016.

C.	Outlook and Recent Trends

We believe that the near and intermediate-term market for investment in select commercial real estate properties, commercial real estate equity investments, joint venture equity investments, and other real-estate related assets is compelling from a risk-return perspective. Given the prospect of a continued, relatively loose Federal Reserve monetary policy, we favor a strategy weighted toward targeting equity investments with significant potential value creation but below the radar of institutional-sized investors. In contrast, returns typically associated with core real estate properties in major gateway markets, and stabilized trophy assets have generally become over-priced in the pursuit of safety over value. We believe that our investment strategy, combined with the experience and expertise of our Manager’s management team, will provide opportunities to originate investments with attractive long-term equity returns and strong structural features with local, joint venture real estate companies, thereby taking advantage of changing market conditions in order to seek the best risk-return dynamic for our shareholders.

D.	Critical Accounting Policies

Our accounting policies have been established to conform with U.S. Generally Accepted Accounting Principles (“GAAP”). The preparation of financial statements in conformity with GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements.

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We believe the following critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements. Please refer to Note 2 —Significant Accounting Policies, included in the financial statements contained in this report, for a more thorough discussion of our accounting policies and procedures. We consider our critical accounting policies to be the following:

•	Commercial Real Estate Debt Investment
•	Principles of Consolidation
•	Revenue Recognition

Off-Balance Sheet Arrangements

As of June 30, 2016, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding Related Party Arrangements, please see Note 6 – Related Party Arrangements, included in the financial statements contained in this report.

Item 2. Other Information

None.

Item 3. Financial Statements

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Fundrise Equity REIT, LLC

Balance Sheets

As of June 30, 2016 (unaudited) and December 31, 2015 (audited)
(Amounts in thousands, except share and per share data)

	As of June 30, 2016	As of December 31, 2015
ASSETS
Cash and cash equivalents	$6,248	$—
Interest receivable	30	—
Subscription receivable	—	199
Real estate debt investments	1,600	—
Investments in equity method investees	18,001	—
Deferred offering costs, net of accumulated amortization of $343	404	—
Total Assets	$26,283	$199

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$4	$—
Due to related party	827	—
Settling subscriptions	4,515	—
Dividends payable	872	—
Redemptions payable	30	—
Total Liabilities	$6,248	$—
Commitments and contingencies (see Note 8 – Commitments and Contingencies)

Members’ Equity:
Fundrise Equity REIT, LLC Members’ Equity: Common shares, $10 per share; unlimited shares authorized; 2,121,583 shares issued and outstanding, net of accumulated amortization of deferred offering costs	$20,873	$200
Distributions	(872)
Retained Earnings (Accumulated deficit)	34	(1)
Total Members’ Equity	$20,035	$199
Total Liabilities and Members’ Equity	$26,283	$199

The accompanying notes are an integral part of these financial statements.

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Fundrise Equity REIT, LLC

Statements of Operations

For the Six-Month Periods Ended June 30, 2016 (unaudited) and June 30, 2015 (unaudited)

(Amounts in thousands, except per share data)

	For the Six Months Ended June 30, 2016	For the Day Ended June 30, 2015
Investment income
Interest and preferred return income	$31	$—
Earnings from equity method investees	107	—
Income from Investments	$138	$—

Expenses
Asset management and other fees - related party	$60	$—
General and administrative expenses	43	—
Total expenses	$103	$—

Net income (loss)	$35	$—
Net income (loss) per basic and diluted common share	$0.03	$—

The accompanying notes are an integral part of these financial statements. In the opinion of management, all adjustments necessary, in order to make the interim financial statements not misleading, have been included.

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Fundrise Equity REIT, LLC

Statement of Members’ Equity

For the Six Months Ended June 30, 2016 (unaudited)

(Amounts in thousands, except share data)

	Common Shares
	Shares	Amount	Retained Earnings (Accumulated Deficit)	Total Company’s Shareholders’ Equity
January 1, 2016	20,000	$200	$(1)	$199
Proceeds from issuance of common shares	2,104,933	21,049	—	21,049
Accumulated amortization of deferred offering costs	—	(343)	—	(343)
Distributions declared on common shares	—	(872)	—	(872)
Redemptions of common shares	(3,350)	(33)	—	(33)
Net income (loss)			35	35
Balance as of June 30, 2016	2,121,583	$20,001	$34	$20,035

The accompanying notes are an integral part of these financial statements.

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Fundrise Equity REIT, LLC

Statement of Cash Flows

For the Six Months Ended June 30, 2016 (unaudited) and June 30, 2015 (unaudited)

(Amounts in thousands)

	For the Six Months Ended June 30, 2016	For the Day Ended June 30, 2015
OPERATING ACTIVITIES:
Net income (loss)	$35	$—
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Net increase in interest receivable	(30)	—
Net increase in accounts payable and accrued expenses	4	—
Increase in deferred costs	(747)	—
Increase in due to related party	827	—
Earnings of equity method investees	(107)	—
Net cash (used in) operating activities	$(18)	$—
INVESTING ACTIVITIES:
Investment in real estate debt related investments	$(1,600)	$—
Investment in equity method investees	(17,894)	—
Net cash (used in) investing activities	$(19,494)	$—
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	$21,248	$—
Cash paid for shares redeemed	(3)	—
Dividends paid	—	—
Proceeds from subscriptions not settled by period end	4,515	—
Net cash provided by financing activities	$25,760	$—
Net increase in cash and cash equivalents	$6,248	$—
Cash and cash equivalents, beginning of period	$—	$—
Cash and cash equivalents, end of period	$6,248	$—

SUPPLEMENTAL DISCLOSURE OF NON-CASH TRANSACTIONS:
Amortization of deferred offering costs	$343	$—
Increase in dividends payable	$872	$—
Redemptions payable	$30	$—

The accompanying notes are an integral part of these financial statements.

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Fundrise Equity REIT, LLC

Notes to the Financial Statements (Unaudited)

For the Six Months Ended June 30, 2016

1.	Formation and Organization

Fundrise Equity REIT, LLC was formed on June 30, 2015, as a Delaware limited liability company to invest in and manage a diversified portfolio of commercial real estate properties. Operations commenced February 27, 2016. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise Equity REIT, LLC except where the context otherwise requires.

The Company was organized primarily to originate, invest in and manage a diversified portfolio of commercial real estate properties. We may also invest, to a limited extent, in commercial real estate loans, commercial real estate-related debt securities and other real estate-related assets. Substantially all of the Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”).

The Company’s origination, investing and management activities related to commercial real estate are all considered a single reportable business segment for financial reporting purposes. All of the investments the Company has made to date have been in domestic commercial real estate assets and the Company evaluates the performance of all of its investments using similar criterion.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes as of the six months ended June 30, 2016. We hold substantially all of our assets directly, and as of the date of this filing have not established an operating partnership or any taxable REIT subsidiary (“TRS”) or qualified REIT subsidiary (“QRS”), though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT.

A maximum of $50.0 million in the Company’s common shares may be sold to the public in this Offering (as defined below). The Manager has the authority to issue an unlimited number of common shares. As of June 30, 2016, the Company has 2,121,583 shares issued and outstanding, including shares from Rise Companies Corp. (the “Sponsor”), an indirect owner of the Manager, in an amount of 100 common shares for an aggregate purchase price of $1,000. In addition, as of June 30, 2016, Fundrise, L.P., an affiliate of the Sponsor, has purchased an aggregate of 19,900 common shares at $10.00 per share in a private placement for an aggregate purchase price of $0.2 million.

Pursuant to the Form 1-A filed with the SEC with respect to our offering (the “Offering”) of up to $50.0 million in common shares, the purchase price for all shares was $10.00 per share as of June 30, 2016. The Offering was declared to be qualified by the SEC on January 5, 2016.

2.	Significant Accounting Policies

Basis of Presentation

The accompanying unaudited balance sheets, statements of operations, statement of members’ equity, statements of cash flows and related notes to the financial statements of the Company are prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“GAAP”) for interim financial reporting and the instructions to Form 1-SA and Rule 8-03(b) of Regulation S-X of the rules and regulations of the SEC. Accordingly, certain information and note disclosures normally included in the financial statements prepared under U.S. GAAP have been condensed or omitted.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. These financial statements should be read in conjunction with the Company’s financial statements and notes thereto included in the Company’s Special Financial Report on Form 1-K for the fiscal year ended December 31, 2015, which was filed with the SEC.

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The Company adopted the calendar year as its basis of reporting.

Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less. Cash and cash equivalents are carried at cost which approximates fair value.

Concentration of Credit Risk

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses on cash.

Organizational, Offering and Related Costs

Organizational and offering costs of the Company are initially being paid by the Manager on behalf of the Company. These organizational and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the marketing and distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, Internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. The Company anticipates that, pursuant to the Company’s amended and restated operating agreement (the “Operating Agreement”), the Company will be obligated to reimburse the Manager, or its affiliates, as applicable, for organization and offering costs paid by them on behalf of the Company, subject to a minimum offering raise, as described below. As of the date of these financial statements, no such reimbursement costs have been paid to the Manager.

The Sponsor intends to establish a number of programs as real estate investment trusts that will be similar in structure to ours. As we are the Sponsor’s the second such program, it is anticipated that the legal fees and other formation and structuring expenses incurred by the Manager in qualifying this offering may be substantially higher than those of future similar programs. Accordingly, the Manager has agreed to allocate legal fees incurred in establishing the first ten such programs (including us) that exceed the estimated legal fees of $312,500 per program, to other programs sponsored by the Sponsor. As a result, we and each of the other nine programs will be required to reimburse the Manager for up to $312,500 in legal fees incurred in preparing such offerings. The Sponsor believes that this allocation of legal fees to future similar programs is the most equitable way to ensure that all of the first ten programs bear the burden of establishing a working framework for similar offerings under the newly revised rules of Regulation A. If the Sponsor is not successful in organizing an offering for each of the other nine programs, the Sponsor will bear the legal costs that exceed the portion allocated to us.

The Manager has not yet required reimbursement of the organizational and offering costs incurred to date. When the Manager requires such reimbursements, reimbursement payments will be made in monthly installments; however, the aggregate monthly amount reimbursed can never exceed 0.50% of the aggregate gross offering proceeds from the Offering. If the sum of the total unreimbursed amount of such organization and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full.

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As of June 30,2016, the Manager has incurred organizational and offering costs of approximately $0.8 million on behalf of the Company, including the full amount of legal fees of $0.3 million. Organizational costs are expensed as incurred, and offering costs are amortized ratably as a reduction to members’ equity based on the proportion of gross proceeds raised to the total gross proceeds expected to be raised when the Offering is complete. As of June 30, 2016, $19,888 of organizational expenses were included as an expense in the statement of operations, and $0.3 million of offering costs had been amortized and were included in the statement of members’ equity.

Settling Subscriptions

Settling subscriptions presented on the balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

As of June 30, 2016, the total amount of equity issued by the Company on a gross basis before considering amortization of offering costs and redemptions was $21.2 million and the total amount of settling subscriptions was $4.5 million. Both of these amounts are based on a $10 per share price.

Principles of Consolidation

As of June 30, 2016, the Company does not consolidate any separate legal entities in which we own equity interests. We generally consolidate variable interest entities (“VIE”) where the Company is the primary beneficiary of a VIE in which we have a variable interest and voting interest entities where the Company is the majority owner or otherwise has a controlling financial interest in the voting interest entity.

Variable Interest Entities

A variable interest entity is an entity that lacks one or more of the characteristics of a voting interest entity. A VIE is defined as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The determination of whether an entity is a VIE includes consideration of various factors. These factors include review of the formation and design of the entity, its organizational structure including decision-making ability and relevant financial agreements, and analysis of the forecasted cash flows of the entity. The company makes an initial determination upon acquisition of a VIE, and reassesses its initial evaluation of an entity as a VIE upon the occurrence of certain events.

As of June 30, 2016, we determined that none of the legal entities in which we are invested are variable interested entities based on the determination that we have substantive participating rights in all of the limited partnerships or similar legal entities which may have otherwise been considered variable interest entities.

Voting Interest Entities

A voting interest entity is an entity in which the total equity investment at risk is sufficient to enable it to finance its activities independently and the equity holders have the power to direct the activities of the entity that most significantly impact its economic performance, the obligation to absorb the losses of the entity and the right to receive the residual returns of the entity. The usual condition for a controlling financial interest in a voting interest entity is ownership of a majority voting interest. If the Company has a majority voting interest in a voting interest entity, the entity will generally be consolidated. For limited partnerships or similar legal entities, the usual condition for a controlling financial interest is control of kick-out rights through voting interests. The Company does not consolidate a voting interest entity if there are substantive participating rights by other parties or unilateral kick-out rights by a single party that, in our judgment, rise to the level of control of such entity. In our analysis of whether kick-out rights are substantive in nature, we also consider barriers to such rights that make them unlikely to be exercised. This analysis involves significant judgment on the part of management.

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Investments in Equity Method Investees

  The Company accounts for all investments in which it has determined that it has or is otherwise presumed to have significant influence over the operating and financial policies of the investee, but for which consolidation is not appropriate, using the equity method of accounting. The carrying value of equity method investments is determined based on amounts invested by the Company, adjusted for the equity in earnings or losses of the investee allocated based on the respective partnership agreements, less distributions received. The Company evaluates its investments in equity method investees for impairment whenever events or changes in circumstances indicate that the carrying amounts of such investments may not be recoverable.

The table below presents the activity of the Company's investments in equity method investees as of and for the periods presented (in thousands):

	Six Months Ended June 30,
	2016	2015
Beginning balance	$-	$-
New investments in equity method investees	17,894	-
Equity in earnings	107	-
Ending balance	$18,001	$-

The Company evaluates its investment in equity method investees for impairment annually or whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. To do so, the Company calculates the estimated fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the six months ended June 30, 2016.

As of June 30, 2016, the Company has not elected the fair value option with respect to any of its investments. The Company’s investments that are legally structured as preferred equity are treated as debt securities on these financial statements in accordance with GAAP. See further discussion under Note 2 – Real Estate Debt Investments.

Real Estate Debt Investments

Our debt related investments are considered to be classified as held to maturity, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired.

        We review our debt related investments on a quarterly basis, and more frequently when such an evaluation is warranted, to determine if impairment exists. Accordingly, we do not group our debt related investments into classes by credit quality indicator. A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate. As a practical expedient, the Financial Accounting Standards Board (the “FASB”) issued ASC Topic 310, Receivables, which permits a creditor to measure an observable market price for the impaired debt related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A debt related investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan.

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We have certain investments that are legally structured as equity investments with rights to receive preferred economic returns (referred to throughout these notes as “preferred equity” investments). We report these investments as real estate debt securities when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

As of June 30, 2016, none of our debt related investments are considered impaired, and no impairment charges have been recorded in these financial statements. We have invested in one debt related investments as of the date of these financial statements. The following table describes our debt related investment activity for the period June 30, 2015, (Inception) through June 30, 2016 (amounts in thousands):

Investments in Debt:	As of June 30, 2016
Balance at beginning of period	$—
Investments (1)	1,600
Principal repayments	—
Amortization of deferred fees, costs, and discounts/premiums	—
Balance as of June 30, 2016	$1,600

(1)	Investments include one preferred equity investment with contractually required redemption or maturity dates.

Share Redemptions

The Company has adopted a redemption plan whereby on a quarterly basis, shareholders may request that the Company redeem at least 25% or more of their shares. Based on an assessment of the Company’s liquid resources and redemption requests, the Company’s Manager has the authority, in its sole discretion, to limit redemptions by each shareholder during any quarter, including if the Manager deems such action to be in the best interest of the shareholders as a whole.

Pursuant to the anticipated program, for the first eighty-nine days following the settlement of the common shares subject to the redemption request (the “Introductory Period”), the per share redemption price will be equal to the purchase price of the shares being redeemed reduced by (i) the aggregate sum of distributions paid with respect to such shares, rounded down to the nearest cent and (ii) the aggregate sum of distributions, if any, declared but unpaid on the shares subject to the redemption request.

Beginning on the ninetieth day following the settlement of the common shares subject to the redemption request (the “Post-Introductory Period”), the per share redemption price will be calculated based on a declining discount to the per share price for our common shares in effect at the time of the redemption request, rounded down to the nearest cent. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by us. During the Post-Introductory Period, the redemption price with respect to the common shares that are subject to the redemption request will not be reduced by the aggregate sum of distributions, if any, that have been (i) paid with respect to such shares prior to the date of the redemption request or (ii) declared but unpaid on such shares with record dates during the period between the redemption request date and the redemption date.

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The declining discount rates to the redemption price for our redemption plan are as follows:

Holding Period from Date of Purchase	Effective Redemption Price (as a percentage of per share redemption price)
Less than 90 days (Introductory Period)	100%
90 days until 3 years	97%
3 years to 4 years	98%
4 years to 5 years	99%
More than 5 years	100%

Because the Company’s net asset value (“NAV”) per share will be calculated at the end of each quarter beginning at the end of the third quarter of 2016, the redemption price may change between the date the Company receives the redemption request and the date on which redemption proceeds are paid. As a result, the redemption price that a shareholder will receive may be different from the redemption price on the day the redemption request is made.

The Manager may amend, suspend, or terminate the redemption plan at any time in its sole discretion, without notice, including if it believes that such action is in the best interest of the shareholders as a whole.

Income Taxes

The Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986, commencing with the taxable year ending December 31, 2016. The Company incurred a taxable loss prior to our initial election of REIT status, which will be made with the tax return to be filed for the 2016 tax year. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its shareholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying dividends to its shareholders. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying financial statements, and no gross deferred tax assets or liabilities have been recorded as of June 30, 2016.

  All tax periods since inception remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

  Distributions

Our distributions are characterized for federal income tax purposes as (i) ordinary income, (ii) non-taxable return of capital, or (iii) long-term capital gain. Distributions that exceed current or accumulated tax earnings and profits constitute a return of capital for tax purposes and reduce the shareholders’ basis in the common shares. To the extent that distributions exceed both current and accumulated earnings and profits and the shareholders’ basis in the common shares, they will generally be treated as a gain or loss upon the sale or exchange of our shareholders’ common shares. When we begin to make distributions to our shareholders, we will report the taxability of such distributions in information returns that will be provided to our shareholders and filed with the Internal Revenue Service in the year following such distributions. This information will be provided annually beginning in the first year that distributions occur.

The Company declared three distributions during the six months ended June 30, 2016. These distributions were or will be calculated based on shareholders of record each day during these periods. The table below outlines the Company’s total distributions declared to shareholders and dividends relating to the Sponsor and its affiliates for each period (all amounts are in thousands except per share data).

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	Shareholders				Related Parties
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Total Paid as of June 30, 2016	Total Declared
April 1, 2016 through April 30, 2016	$0.0021917808	$75		$—	$1
May 1, 2016 through June 30, 2016	0.0021917808	217		—	3
July 1, 2016 through September 30, 2016	0.0021917808	580	(1)	—	4
Total		$872		$—	$8

(1) The liability for the third quarter 2016 dividend was estimated based on the daily distribution per-share amount multiplied by the number of shareholders as of the date of the preparation of the June 30, 2016 financial statements, and is scheduled to be paid within three weeks after the end of September 30, 2016.

Revenue Recognition

Interest income is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. Interest income is recognized on investments in joint ventures that are accounted for using the cost method if the terms of the equity investment includes terms that are akin to interest on a debt instrument. As of June 30, 2016, no amortization of premium, discount, origination costs or fees has been recognized.

Earnings from equity method investees is recognized for net income or net loss of the investee, computed in accordance with accounting principles generally accepted in the United States, allocable to the Company based on the partnership agreements of the respective investee, less distributions received from such investee.

Recent Accounting Pronouncements

In March 2016, the FASB issued Accounting Standards Update 2016-07 (“ASU 2016-07”), which eliminates the requirement to retrospectively apply the equity method in previous periods when an investor initially obtains significant influence over an investee. The new guidance requires an investor to apply the equity method prospectively from the date the investment qualifies for the equity method. The guidance will be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2016, with early adoption permitted. We do not anticipate the adoption will have a significant impact on the presentation of these financial statements.

In February 2016, the FASB issued Accounting Standards Update 2016-02 (“ASU 2016-02”), Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. The guidance will be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2018, with early adoption permitted. We are currently assessing the impact of this update on the presentation of these financial statements.

In January 2016, the FASB issued Accounting Standards Update 2016-01 (“ASU 2016-01”), which changes the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. The FASB also clarifies the guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The guidance will be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2017. The guidance should be applied prospectively from that date. Early adoption is permitted regarding the guidance on the presentation of the change in fair value of financial liabilities under the fair value option for financial statements that have not been issued. We are currently assessing the impact of this update on the presentation of these financial statements.

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In May 2015, the FASB issued Accounting Standards Update 2015-7 (“ASU 2015-07”), which provides amended guidance on the disclosures for investments in certain entities that calculate NAV per share (or its equivalent). The amendments remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the NAV per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The guidance was effective for the Partnership on January 1, 2016 and the guidance required adoption to be applied on a retrospective basis. Because we are not required and to not elect fair value measurement for any assets on our balance sheet, adoption of these disclosure requirements does not have a significant impact on our financial statements.

In August 2014, the FASB issued Accounting Standards Update 2014-15 (“ASU 2014-15”), Presentation of Financial Statements—Going Concern, providing guidance on determining when and how to disclose going-concern uncertainties in the financial statements. The ASU applies to all entities and is effective for annual periods ending after December 15, 2016, and interim periods thereafter, with early adoption permitted. We do not anticipate the adoption will have a significant impact on our financial statements.

3.	Investments in Real Estate Assets

The following table presents the Company’s investments in real estate related assets, as of June 30, 2016, all of which were acquired during this reporting period (dollar amounts in thousands):

Asset Type	Number	Principal Amount or Cost(1)	Future Funding Commitments	Carrying Value	Gross Weighted Average Interest Rate(2)		Allocation by Investment Type(3)
Investments in Equity Method Investees	2	$17,894	$219	$18,001	N/A		91.8%
Real Estate Debt Investments	1	1,600	—	1,600	14.0%		8.2%
Balance as of June 30, 2016	3	$19,494	$219	$19,601	14.0	%(2)	100%

(1)	For investments in equity method investees, this amount includes the initial equity contribution plus any future commitments which have been contributed. For debt investments, this only includes the stated amount of funds disbursed to date.

(2)	The Gross Weighted Average Interest Rate is computed using the gross interest rate (including current interest paid quarterly and interest accruing that will be paid upon redemption of the investment) weighted based on the principal amount of the related debt investments. These rates do not reflect a weighting of the time each investment was held during the period, but rather the interest rates in effect as of June 30, 2016. These amounts exclude earnings on investments in equity method investees for which a stated interest rate is not applicable.

(3)	This allocation is based on the principal amount of debt actually disbursed or initial equity contribution into an equity method investee. It does not include future funding commitments that are not yet drawn or GAAP adjustments to carrying value of equity method investees.

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The following table presents certain information about the Company’s investments in real estate debt related assets with contractual maturities, as of June 30, 2016, by contractual maturity grouping (dollar amounts in thousands):

Real Estate Debt Investment	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Senior Debt	—	$—	$—	$—	$—
Preferred Equity	1	—	1,600	—	—
Balance as of June 30, 2016	1	$—	$1,600	$—	$—

Credit Quality Monitoring

The Company’s preferred equity investments that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have interests in real estate similar to the interests just described. The Company evaluates its debt investments at least quarterly and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of June 30, 2016, all investments are considered to be performing. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

4.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

The Company’s primary financial instruments consist of cash, the one debt security that it owns, and two investments in equity method investees. The carrying values of cash and cash equivalents, receivables, due to affiliates, and accounts payable are reasonable estimates of their fair value. The aggregate fair value of our debt investments is based on unobservable Level 3 inputs which management has determined to be its best estimate of current market values. Our real estate debt investment was acquired by the Company on May 12, 2016, and our two investments in equity method investees were acquired by the Company on June 6, 2016, and June 27, 2016; as such, management believes the purchase price negotiated on an arms-length basis with third parties at the time of these investments is the most relevant data in valuing these investments.

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        As a result of this assessment, as of June 30, 2016, management concluded that the carrying values of the real estate related investments are reasonable estimates of their fair value.

5.	Borrowings

As of June 30, 2016, the Company has not entered into any credit agreements from which it has drawn capital. The Company has entered into a promissory grid note arrangement with a related party, but has not drawn funds from such note. See Note 6 – Related Party Arrangements – Rise Companies Corp.

6.	Related Party Arrangement

Fundrise Advisors, LLC, Manager

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

The Manager and certain affiliates of the Manager receive fees and compensation in connection with the Company’s public offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager will be reimbursed for organizational and offering expenses incurred in conjunction with the Offering. The Company will reimburse the Manager, subject to the reimbursement limit previously described, for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. See Note 2 – Summary of Significant Accounting Policies – Organizational, Offering and Related Costs.

The following table summarizes reimbursable costs incurred by the Company that are included as due to related party on the accompanying balance sheet as of June 30, 2016 (amounts in thousands):

Reimbursable Organizational and Offering Costs Due to Fundrise Advisors, LLC:	As of June 30, 2016
Organizational costs (1)	$20
Offering costs (2)	747
Balance as of June 30, 2016	$767

(1)	The $19,888 of organizational costs were included on the statement of operations as a general and administrative expense. As of June 30, 2016, the entire amount of organizational costs remains reimbursable to the Manager.

(2)	As of June 30, 2016, $343,074 of offering costs were amortized against members’ equity, which represents the ratable portion of proceeds raised to date to the total amount of proceeds expected to be raised from the Offering. As of June 30, 2016, the entire amount of offering costs remains reimbursable to the Manager.

The Company will pay the Manager a quarterly asset management fee of one-fourth of 1.00%, which, until September 30, 2016, will be based on our net offering proceeds as of the end of each quarter, unless the Manager does not require reimbursement in any particular quarter, and thereafter will be based on our NAV at the end of each prior quarter. During the six months ended June 30, 2016, asset management fees of $59,737 have been incurred and remain payable as of June 30, 2016.

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The Company will pay the Manager a special servicing fee for any non-performing asset at an annualized rate of 2.00%, which will be based on the original value of such non-performing asset. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of June 30, 2016, the Manager has not designated any asset as non-performing and no special servicing fees have been paid to the Manager.

Additionally, the Company will pay a disposition fee to the Manager upon the liquidation of any of our equity investments in real estate. The disposition fee will be calculated at 0.50% of the gross proceeds, after repayment of any property-level debt. As of June 30, 2016, no liquidations have occurred and no disposition fees have been incurred or paid to the Manager.

Fundrise Servicing, LLC

Fundrise Servicing, LLC may receive a fee from 0.00% to 0.50% for the ongoing servicing, property management, and administration of certain loans and investments held by us. The fee is calculated as an annual percentage of the stated value of the asset and is deducted at the time that payments on the asset are made. The fee is deducted from payments in proportion to the split between current and deferred payments. Servicing fees may be waived at Fundrise Servicing, LLC’s sole discretion. As of June 30, 2016, the Company has not paid any servicing fees nor have any servicing fees been accrued to Fundrise Servicing, LLC.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC or its affiliates may close and fund a loan or other investment prior to it being acquired by us. The ability to warehouse investments allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the six months ended June 30, 2016, the Company did not purchase any investments from Fundrise Lending, LLC.

For situations where our sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the shareholders and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During the six months ended June 30, 2016 fees of $7,000 were paid to the Independent Representative as compensation for those services.

Fundrise, L.P., Member

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, Fundrise, L.P. may provide capital to Fundrise Lending, LLC for the purposes of acquiring investments where there would otherwise be insufficient capital. During the six months ended June 30, 2016, Fundrise, L.P. did not provide capital to Fundrise Lending, LLC for the purposes of acquiring investments on behalf of the company.

Fundrise, L.P. is a member of the Company and holds 19,900 shares as of June 30, 2016. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

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Rise Companies Corp, Member and Sponsor

As a means to provide liquidity during capital raising periods, Rise Companies Corp issued a promissory grid note to the Company and its affiliate in the amount of $10.0 million. The loan bears a 2% interest rate and expires on July 31, 2016. The total drawn between the two noteholders may not exceed $10.0 million. As of June 30, 2016, neither the Company nor its affiliate had drawn against the promissory grid note and we did not pay any interest to Rise Companies Corp.

Rise Companies Corp is a member of the Company and holds 100 shares as of June 30, 2016.

Executive Officers of Our Manager

As of the date of these financial statements, the executive officers of our Manager and their positions and offices are as follows:

Name	Position
Benjamin S. Miller	Chief Executive Officer and Interim Chief Financial Officer and Treasurer
Brandon T. Jenkins	Chief Operating Officer
Bjorn J. Hall	General Counsel, Chief Compliance Officer, and Secretary

Benjamin S. Miller currently serves as Chief Executive Officer of our Manager and has served as Chief Executive Officer and Director of our Sponsor since its inception on March 14, 2012. As of February 9, 2016, Ben is also serving as Interim Chief Financial Officer and Treasurer of our Manager.

Brandon T. Jenkins currently serves as Chief Operating Officer of our Manager and has served in the same role for our Sponsor since February of 2014, prior to which time he served as Head of Product Development and Director of Real Estate.

Bjorn J. Hall currently serves as the General Counsel, Chief Compliance Officer and Secretary of our Manager and has served in such capacities with our Sponsor since February 2014.

7.	Economic Dependency

Under various agreements, the Company has engaged or will engage Fundrise Advisors, LLC and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon Fundrise Advisors, LLC and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

8.	Commitments and Contingencies

Liquidation Support Commitment

To mitigate the effect of our lack of assets, revenue and operating history, our Manager has entered into an agreement to make a payment to us of up to $0.5 million if the distributions we pay upon liquidation (together with any distributions made prior to liquidation) are less than a 20% average annual non-compounded return. More specifically, our Manager will make the following payments to us upon liquidation if our liquidating distribution is less than an average annual non-compounded return of at least 20%:

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Average Annual Non-Compounded Return	Liquidation Support Payment
17.0% or less	$500,000
17.1% to 18.0%	$400,000
18.1% to 19.0%	$300,000
19.1% to 19.9%	$200,000
20.0% or greater	$0

For more information regarding the liquidation support of our common shares, please see “Description of Our Common Shares — Distributions” in our Amended Offering Circular filed on January 5, 2016.

Legal Proceedings

As of the date of the financial statements we are not currently named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

9.	Subsequent Events

The Company evaluated subsequent events through September 15, 2016

Offering

As of September 15, 2016, we had raised total gross offering proceeds of approximately $40.4 million from settled subscriptions (including the $0.2 million received in the private placements to our sponsor, Rise Companies Corp., and Fundrise, L.P., an affiliate of our sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of 4,040,935 of our common shares. As of September 15, 2016, 959,065 of our common shares remained available for sale to the public under our Offering.

Organizational, Offering and Related Costs

As a result of the Offering raising in excess of the $1 million threshold, the organizational, offering and related costs paid by the Manager or its affiliates on behalf of the Company are required to be reimbursed by the Company. As of September 15, 2016, no such reimbursement payments have been made.

New Investments

As of September 15, 2016, the Company has made additional investments in the amount of $11.4 million. Including the investments reported on the balance sheet as of June 30, 2016, the Company has now funded $30.9 million of commercial real estate assets with total capital commitments of $2.8 million. The economic terms of these investments are similar to the investments that had been made as of June 30, 2016.

Distributions

  As of September 15, 2016, the company has paid $0.3 million of dividends that were declared during the six months ended June 30, 2016.

Settling Subscriptions

The entire amount of the $4.5 million of settling subscriptions that existed as of June 30, 2016 was subsequently settled and common shares were issued by July 5, 2016.

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Amended and Restated Promissory Grid Note

Prior to the maturity of the promissory grid note on July 31, 2016, the Company and its Sponsor entered into an Amended and Restated Promissory Grid Note, whereby the interest rate was increased to 2.5% and the maturity date was extended to October 31, 2016. As of September 15, 2016, neither the Company nor its affiliate had drawn against the promissory grid note and neither had paid any interest to Rise Companies Corp.

Asset Management Fees

As of September 15, 2016, the Company has paid asset management fees of $59,737 to Fundrise Advisors, LLC, Manager, for the first and second quarters of 2016.

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Item 4. Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation

2.2*	Form of Amended and Restated Operating Agreement

6.1*	Form of License Agreement between Fundrise Equity REIT, LLC and Fundrise, LLC

6.2*	Form of Liquidation Support Agreement between Fundrise Equity REIT, LLC and Fundrise Advisors, LLC

6.3*	Form of Shared Services Agreement between Fundrise Advisors, LLC and Rise Companies Corp.

6.4*	Form of Servicing Agreement between Fundrise Equity REIT, LLC and Fundrise Servicing, LLC

Filed previously

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this special financial report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, D.C. on September 28, 2016.

Fundrise Equity REIT, LLC By: Fundrise Advisors, LLC, its manager

By:	/s/ Benjamin S. Miller
	Name:	Benjamin S. Miller
	Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer, Interim Chief Financial Officer and Treasurer of	September 28, 2016
Benjamin S. Miller	Fundrise Advisors, LLC (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

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